Corrected Order

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 15, 2015
(correcting order dated September 17, 2013)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Benefitfocus, Inc.

File No. 333-190610 - CF#29788

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Benefitfocus, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibits to a Form S-1 registration statement filed on August 14, 2013.

Based on representations by Benefitfocus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15	through May 9, 2016
Exhibit 10.16	through June 25, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary